 Filed by Fusion Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: August 19, 2021

On August 19, 2021, MoneyLion Inc. (“MoneyLion”), Fusion Acquisition Corp. (“Fusion”)’s business combination target, issued a press release titled “MoneyLion Reports Continued Growth with Strong Second Quarter 2021 Results; Proposed Business Combination with Fusion Acquisition Corp. Expected to Close September 2021”. The press release announced MoneyLion’s preliminary financial results for the second quarter ended June 30, 2021 and an update on the proposed business combination. A copy of the press release is set forth below:

MoneyLion Reports Continued Growth with Strong Second Quarter 2021 Results; Proposed Business Combination with Fusion Acquisition Corp. Expected to Close September 2021

Net revenue grew 122% to $37.7 million in the second quarter, compared to $17.0 million in Q2 2020

Total customers grew 113% to 2.2 million in the second quarter, compared to 1.0 million in Q2 2020

NEW YORK, August 19, 2021 – MoneyLion Inc. (“MoneyLion” or the “Company”), an award-winning, data-driven, digital financial platform, today announced preliminary financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights*:

●	Net revenue increased 122% to $37.7 million, compared to $17.0 million in Q2 2020, while adjusted revenue increased 117%, reaching $36.9 million, compared to $17.0 million in Q2 2020

●	Contribution profit[1] increased to $22.3 million, compared to $8.7 million in Q2 2020

●	Total customers grew 113% to 2.2 million, compared to 1.0 million in Q2 2020

●	Total originations grew 209% to $237.1 million, compared to $76.7 million in Q2 2020

●	Total payment volume grew 148% to $280.0 million, compared to $112.8 million in Q2 2020

●	Net loss of $12.0 million, excluding a non-cash $27.2 million change in fair value of warrants and convertible notes, compared to net income of $1.1 million in Q2 2020. Including these adjustments, net loss was $39.2 million in Q2 2021

“Our strong financial performance has continued into the second quarter of 2021, as evidenced by net revenue growth of 122% year over year. Based on our Q2 results, MoneyLion’s annualized net revenue run-rate is now over $150 million,” said Dee Choubey, MoneyLion co-founder and CEO. “We also added approximately 400,000 new users to the platform in the second quarter, underscoring the strong demand for our digital financial platform. Based on our progress year to date and in anticipation of further momentum as we bring several new product and growth initiatives to market later this year, we are forecasting strong sequential growth in the second half of 2021. We look forward to completing the merger transaction with Fusion which will further enhance our growth trajectory into 2022.”

*	Based on information available to MoneyLion as of the date of this release and subject to the completion of its quarterly financial closing procedures and review by MoneyLion’s independent registered public accounting firm.

[1]	Contribution Profit is a non-GAAP measure and is defined as net revenue less directly attributable operating expenses, revenue derived from phased out products and non-operating income.

Key Second Quarter Business Updates

●	On June 8th, MoneyLion announced the appointments of The Honorable Annette Nazareth, senior counsel at Davis Polk & Wardwell, and Ambassador Dwight Bush Sr., chief executive officer of DL Bush & Associates, to the company’s Board of Directors. Both appointments will be effective at the closing of the business combination transaction.

●	On June 19th, MoneyLion announced three new independent director appointments to the company’s Board of Directors (“Board”), completing the Company’s Board roster. Matt Derella, the former global vice president of revenue and content partnerships at Twitter, Lisa Gersh, co-founder of Oxygen Media and a veteran of public company boards, and Michael Paull, president of Disney+ and ESPN+, will join the MoneyLion Board effective at the closing of the business combination transaction. Jeff Gary from Fusion Acquisition Corp. will also join the Board.

MoneyLion and Fusion Acquisition Corp Business Combination Update

MoneyLion remains on track to complete its previously announced merger with Fusion Acquisition Corp. (NYSE: FUSE), subject to approval by the Fusion stockholders and other customary closing conditions. Upon closing, the newly combined company will operate as MoneyLion and trade on the New York Stock Exchange (NYSE) under the symbol “ML”.

About MoneyLion

MoneyLion is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with 8.5 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Salt Lake City, Sioux Falls, and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct Offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit www.moneylion.com/investors and follow @MoneyLionIR on Twitter.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of MoneyLion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; or, the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MoneyLion presently knows or that MoneyLion currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s expectations, plans or forecasts of future events and views as of the date of this press release. MoneyLion anticipates that subsequent events and developments will cause its assessments to change. However, while MoneyLion may elect to update these forward-looking statements at some point in the future, MoneyLion specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach and Alex Kovtun, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement (and will be included in the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

MoneyLion Communications

pr@moneylion.com

Cody Slach, Alex Kovtun

Gateway Investor Relations

(949) 574-3860

FUSE@gatewayir.com

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Revenue
Net interest income on finance receivables	$1,297	$772	$2,959	$1,963
Membership subscription revenue	7,917	6,695	15,362	14,343
Affiliates income	2,272	338	3,269	850
Fee income	26,231	9,131	49,257	16,453
Other income	(5)	34	19	135
Total Revenues, net	37,711	16,970	70,866	33,744
Operating expenses
Marketing	9,166	1,633	13,529	4,483
Provision for loss on receivables	15,220	(33)	20,928	4,130
Other direct costs	2,355	1,014	5,155	1,954
Interest expense	1,849	779	3,320	1,451
Personnel expenses	8,183	5,031	15,253	11,032
Underwriting expenses	1,923	1,223	3,544	3,415
Information technology expenses	1,939	1,515	3,814	3,364
Bank and payment processor fees	6,512	2,731	11,756	5,290
Change in fair value of warrant liability	17,586	-	48,790	-
Change in fair value of subordinated convertible notes	9,622	-	49,561	-
Professional fees	4,451	1,287	8,037	2,637
Depreciation and amortization expense	502	271	1,016	525
Occupancy expense	381	252	765	600
Gain on foreign currency translation	(40)	(70)	(44)	(112)
Other operating expenses	(2,755)	190	(2,021)	649
Total operating expenses	76,894	15,823	183,403	39,418
Net loss before income taxes	(39,183)	1,147	(112,537)	(5,674)
Income tax (benefit) expense	16	-	41	(13)
Net loss	$(39,199)	$1,147	$(112,578)	$(5,661)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Total revenues, net (GAAP)	$37,711	$16,970	$70,866	$33,744
Add back:
Amortization of loan origination costs	959	728	1,039	1,158
Less:
Provision for loss on receivables - membership receivables	(748)	(355)	(982)	(1,357)
Provision for loss on receivables - fees receivables	(996)	(55)	(1,611)	(153)
Revenue derived from products that have been phased out	1	(279)	125	(1,855)
Non-operating income	(1)	(13)	(3)	(93)
Adjusted Revenue (non-GAAP)	$36,927	$16,996	$69,434	$31,443

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Net Loss (GAAP)	$(39,199)	$1,147	$(112,578)	$(5,661)
Add back:
Income tax (benefit) expense	16	-	41	(13)
Total operating expenses	76,894	15,823	183,403	39,418
Less:
Directly attributable operating expenses:
Bank and payment processor fees	(6,512)	(2,731)	(11,756)	(5,290)
Underwriting expenses	(1,923)	(1,223)	(3,544)	(3,415)
Provision for loss on receivables - membership receivables	(748)	(355)	(982)	(1,357)
Provision for loss on receivables - fees receivables	(996)	(55)	(1,611)	(153)
IT expenses	(1,454)	(1,136)	(2,860)	(2,523)
Professional fees	(741)	(649)	(1,482)	(1,405)
Personnel expenses	(905)	(823)	(1,791)	(1,848)
Other direct costs	(2,355)	(1,014)	(5,155)	(1,954)
Other operating expenses	187	30	(101)	(81)
Revenue derived from products that have been phased out	1	(279)	125	(1,855)
Non-operating income	(1)	(13)	(3)	(93)
Contribution Profit (non-GAAP)	$22,265	$8,723	$41,706	$13,770

[End of Press Release]

Important Information About the Business Combination and Where to Find It

The proposed Business Combination will be submitted to the stockholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Fusion’s stockholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s stockholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s stockholders in connection with the completion of the proposed Business Combination. After the Registration Statement has been declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed Business Combination. Fusion’s stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about Fusion, MoneyLion and the proposed Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s stockholders in connection with the proposed Business Combination is set forth in the Registration Statement (and will be included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s Annual Report on Form 10-K/A, filed with the SEC on May 6, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement (and will be included in the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the Business Combination transaction between the MoneyLion and Fusion Acquisition Corp. (“Fusion”); the impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed transaction, the timing of the completion of the proposed transaction and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public stockholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K for the fiscal period ended December 31, 2020 and registration statement on Form S-4, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.